Via Facsimile and U.S. Mail
Mail Stop 4720

October 29, 2009

R. Don Elsey
Senior Vice President Finance, Chief Financial Officer, and Treasurer
Emergent BioSolutions Inc.
2273 Research Boulevard, Suite 400
Rockville, Maryland 20850

**Re:  Emergent BioSolutions Inc.**
       **Form 10-K for the Fiscal Year Ended December 31, 2008**
       **Schedule 14A filed April 3, 2009**
       **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
       **File Number:  001-33137**

Dear Mr. Elsey:

        We have reviewed your filings and have the following comments.  In our comments, we ask you to provide us with information to better understand your disclosures.  Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe that revised disclosure is necessary, explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the Fiscal Year Ended December 31, 2008**

Item 1.  Business
Manufacturing, page 21

1.      We note that you have entered into a Product Supply Agreement with Talecris Biotherapeutics, whereby you have agreed to obtain all manufacturing requirements for your anthrax immune globulin therapeutic candidate exclusively from Talecris, and have also agreed to pay Talecris royalties on net sales on a

country-by-country basis for commercial product manufactured by Talecris under the contract.  Please disclose a range of royalty rates (for example, "low-single-digits," "high-single-digits," etc.) payable to Talecris.  Your disclosure should disclose any differences in the royalty range based on the country in which the sales may occur.

Intellectual Property and Licenses, page 24

2.      We note your description of your license agreements with USAMRIID, OETC, and HPA.  Please expand your description of these agreements to disclose the following information:

- All material rights and obligations of the company and the other party;
- The range of royalty rates (for example, "low-single-digits," "high-single-digits," etc.);
- The aggregate amount of milestone or other payments payable or receivable to each party, and the amounts paid to date; and
- Duration and termination provisions.

3.      We note your statement on page 28 that you have paid minimum contractual commitments of $1.0 million under each of the two development agreements to which you are a party with HPA.  If you have additional payment obligations to HPA, please disclose the aggregate amount of expected payments under each development agreement.

4.      We note your disclosure on page 28 that you acquired a license agreement with StMUGV, under which you are required to pay StMUGV a percentage of the net revenue or license fees that you receive from products developed using the MVA platform technology that are used for research or other purposes, and a percentage of the license fees that you receive from products developed using MVA that are licensed as starting material for the production of a smallpox vaccine.  Please expand your description of this agreement to state the royalty range (for example, "low-single-digits," "high-single-digits," etc.) payable to StMUGV.

5.      We note that you have described the material terms of the license agreement with StMUGV, but have not filed the license agreement as an exhibit.  Please file the agreement as an exhibit to your Form 10-K, or provide us with a legal analysis as to why you are not required to file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Item 1A.  Risk Factors
"If we are unable to protect the confidentiality of our proprietary information and know-how . . .," page 64


6.      We note that the only intellectual property protection for BioThrax, other than the BioThrax trademark, is confidentiality regarding your manufacturing capability and specialty know-how, which you protect, in part, with confidentiality agreements with your employees, consultants and third parties.  Please provide us with a supplemental copy of the standard confidentiality agreement you enter into with your employees.  We may have further comment.


Item 5.  Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

7.      We note that you have not provided the performance graph required by Item 201(e) of Regulation S-K in either your Form 10-K or in your definitive proxy statement, or in your Annual Report to Shareholders.  If you have not included the performance graph in your filed materials, please confirm that you will include this information in your Form 10-K for the next fiscal year, or in your 2010 proxy statement.


Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Revenues, page 80

8.      We note your disclosure that in September 2007 and September 2008, you received two development contracts from the National Institute of Allergy and Infectious Disease, valued at up to $9.5 million and $30 million, respectively.  Please disclose when and how these amounts will become receivable.


9.      Please file the development contracts with NIAID as exhibits to your Form 10-K, or provide us with a legal analysis as to why you are not required to file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.


Liquidity and Capital Resources
Contractual Obligations, page 89

10.     You note on page 26 that you consider three existing licenses to be material to your current product portfolio or development pipeline, and they include licenses with USAMRIID, OETC, and HPA.  Please include in the contractual obligation table the cash obligations under all material license and collaboration agreements.  Where uncertainties prevent making a reasonable estimate of the obligations,

explain the uncertainties in a note to the table indicating aggregate license and milestone payments, their timing, events triggering their payment and expected effects on financial position, operations and capital resources. Additionally, disclose any significant terms in the notes to the financial statements, as required.

Exhibit Index

11. We note that you have described the material terms of the following related party agreements, but have not filed the agreements as exhibits:

- 2009 Marketing Arrangement with an entity controlled by family members of the Chief Executive Officer to market and sell BioThrax; and
- Consulting Arrangement with a member of the Company's Board of Directors.

Please file these agreements as exhibits to your Form 10-K, or provide us with a legal analysis as to why you are not required to file the agreements as exhibits pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

12. Please identify the member of the company's Board of Directors with whom the company entered into a consulting arrangement, as disclosed on page 118. Please refer to Item 404(a)(1) of Regulation S-K. It does not appear that you are describing the related party consulting agreement with The Hauer Group, as you indicate on page 118 that the company paid approximately $218,000 under the unnamed consulting arrangement at issue during the year ended December 31, 2008, while you disclose on page 11 of the definitive proxy statement that the company paid The Hauer Group approximately $180,000 in 2008 in connection with the Consulting Agreement to which it is a party.

**Schedule 14A filed April 3, 2009**

Information About Executive And Director Compensation
Compensation Discussion and Analysis
Elements of Executive Compensation, page 17

13. We note your disclosure on page 17 that adjustments to base salary are based in part upon each executive officer's individual performance. We further note that the base salaries of your named executive officers increased in 2008. Please confirm that you will expand your disclosure to discuss the material factors that the Compensation Committee considered in adjusting base salaries in next year's Compensation Discussion and Analysis.

Employment Agreements, page 23

14.     We note that you have described the material terms of the company's employment
        agreement with Dr. Lockhart, but have not filed the employment agreement as an
        exhibit.  Please file the agreement as an exhibit to your Form 10-K.

Information Relating to Option Exercises, page 25

15.     We note your disclosure on page 25 regarding the exercise of stock options during
        the fiscal year ended December 31, 2009 for each named executive officer.
        However, your disclosure does not address any vesting of stock during the last
        completed fiscal year.  Please advise whether the company had any vesting of
        stock.

**Form 10-Q for the Fiscal Quarter Ended June 30, 2009**

Notes to Consolidated Financial Statements
1.  Summary of significant accounting policies
Note receivable, page 7

16.     Please tell us how you concluded that your note receivable with PSC was not
        impaired as of June 30, 2009, and that it is probable you will collect all principal
        and interest due according to the terms of the contract.  In this regard, specifically
        tell us how you considered the following factors identified in your disclosure on
        page 14:

        - PSC failed to repay the loan by the end of the forbearance period;
        - You sought an order requiring PSC to provide you with possession of the
          collateral, as you are not in possession of such collateral; and
        - You, along with several other PSC creditors, filed a petition for bankruptcy
          against PSC.

                                    * * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response.  Please furnish a cover letter with your
response that keys your response to our comments.  Detailed cover letters greatly
facilitate our review.  Please furnish your letter on EDGAR under the form type label
CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters.  You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 with questions on the remaining comments.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant